UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AEROSONIC CORPORATION

(Name of Subject Company)

AEROSONIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.40 per share

(Title of Class of Securities)

008015307

(CUSIP Number of Class of Securities)

Kevin J. Purcell

Executive Vice President and Chief Financial Officer

1212 North Hercules Avenue

Clearwater, Florida 33765

(727) 461-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Aerosonic Corporation (“Aerosonic”) by Buccaneer Acquisition Sub Inc. (“Purchaser”), an indirect wholly-owned subsidiary of TransDigm Group Incorporated (“TransDigm”), pursuant to an Agreement and Plan of Merger, dated as of April 19, 2013, by and among Aerosonic, TransDigm and Purchaser. The presentation attached as Exhibit 99.1 hereto was given by representatives of TransDigm to employees of Aerosonic on April 25, 2013.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This communication is not an offer to purchase or a solicitation of an offer to sell securities of Aerosonic. The planned tender offer by TransDigm for all of the outstanding shares of common stock of Aerosonic has not been commenced. On commencement of the tender offer, TransDigm will mail to Aerosonic stockholders an offer to purchase and related materials and Aerosonic will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. TransDigm will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Aerosonic will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. AEROSONIC STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. Aerosonic stockholders may obtain a free copy of these materials (when they become available) and other documents filed by TransDigm or Aerosonic with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer (when one is selected).

EXHIBIT INDEX

Exhibit 99.1	Aerosonic Presentation, dated April 2013